Exhibit 1

FOR RELEASE MAY 11, 2005	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue

and Operating Income for the First Quarter 2005

(Calgary, Alberta, Canada, May 11, 2005)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the first quarter ended March 31, 2005.

Revenues in the first quarter 2005 were CDN $15.4 million (US $12.5 million) compared to CDN $12.5 million (US $9.5 million) in the similar period a year ago.  The Company is reporting net income for the first quarter 2005 of CDN $3.7 million (US $3.0 million) or CDN $0.43 (US $0.35) per share (diluted) compared to a net income of CDN $2.1 million (US $1.6 million) or CDN $0.25 (US $0.19) per share (diluted) in the similar period a year ago.

“Our revenue for the first quarter of 2005 of CDN $15.4 million and operating income of CDN $3.3 million represent quarterly records,” said Jon Ladd, President and CEO.  “The majority of this year-over-year revenue growth is attributable to our Special Applications category.  I am especially pleased to report these record results in a quarter where, as expected, the contribution from our Aerospace and Defence category was down year over year.  Our Aerospace and Defence revenue is highly dependent on the timing of government contracts and can be quite variable quarter to quarter.  In the first quarter, sales to our core OEM customers as well as to system integrators more than compensated.  I believe our Q1 results are a great start to the year.”

The Company’s first quarter 2005 revenue in its Special Applications category grew by 35% over the similar period in 2004.  The majority of this year-over-year revenue increase is attributable to higher product shipments into the surveying/mapping and the precision agriculture markets, as well as higher shipments of product into China.  “As our customers develop and expand their market penetration with products that incorporate NovAtel technology, we expect our Special Applications category will continue to be the growth engine for NovAtel,” Ladd continued.

The Company previously announced that it expected lower revenue in its Aerospace and Defence category during 2005.  As anticipated, first quarter revenue from the Company’s Aerospace and Defence category decreased by 22% over the similar period a year ago, largely due to the substantial completion during 2004 of certain contracts with Raytheon Company for the next generation Wide Area Augmentation System (WAAS) program.  “As announced earlier this year, we received an additional contract from Raytheon Company to supply Satellite Based Augmentation System (SBAS) equipment in support of the ground-based elements of the Indian GPS and Geostationary Earth Orbit Augmented Navigation (GAGAN) program.  We expect deliveries to be completed in the second quarter of 2005,” added Ladd.

Revenue in the Company’s Geomatics category in the first quarter of 2005 increased by 18% over the similar period a year ago due to higher product sales attributable to the Company’s joint venture, Point, Inc.  “We continue to work with our joint venture partner, Sokkia Co. Ltd., and Point management to improve the operating performance at Point,” concluded Ladd.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly the growth in revenue and higher gross margins on product sales, contributed to net income increasing to CDN $3.7 million in the first quarter of 2005 compared to the first quarter of last year.  In addition, the improved profitability and focused management of our working capital enabled us to generate positive operating cash flow for the fourteenth consecutive quarter.”

The Company is also announcing that it is reclassifying various expenses and benefits associated with its income taxes on its statement of operations for the year ended December 31, 2004, as previously reported in our press release dated March 10, 2005.  This reclassification is based on a change in the Company’s anticipated use of its various tax shields.  The net effect of the reclassification does not result in any changes to the balance sheet, revenue, net income and earnings per share.  The change will result in a reclassification of $4.4 million from the “current provision for income tax” and “future income tax benefit” sections of the statement of operations to “benefit of prior years’ investment tax credits.”

Foreign Exchange

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.30 per US dollar in all of 2004 to a rate of CDN $1.21 per US dollar as of March 31, 2005.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended March 31,
	2005	2004
Canadian dollar per US dollar	$1.229	$1.320

* * * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; Point, Inc.; 2005 trends; and recognition of future income tax assets.

The Company will have a conference call today at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 1-800-565-0813 (North America) or 416-695-9707 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until May 18, 2005 by dialing 1-888-509-0082 (North America) or 416-695-5275 (International), or until July 15, 2005 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of Point, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, US dollar to Canadian dollar exchange rate fluctuations, actions by governmental authorities,  and other factors described in our Form 20-F and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands - unaudited)

	March 31, 2005	December 31, 2004
ASSETS

Current assets:
Cash and cash equivalents	$4,584	$8,949
Short-term investments	19,989	14,410
Accounts receivable	9,033	9,413
Related party receivables	1,458	1,591
Related party notes receivable	1,622	1,614
Inventories	5,046	5,191
Prepaid expenses and deposits	716	268
Future income tax asset – current portion	1,563	1,286
Total current assets	44,011	42,722

Capital assets	3,228	3,447
Intangible assets	2,577	2,515
Deferred development costs	2,014	2,359
Future income tax asset – long term portion	2,181	1,903
Total assets	$54,011	$52,946

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$6,476	$9,148
Related party payables	349	345
Note payable	1,622	1,614
Deferred revenue	631	755
Provision for future warranty costs	571	538
Total current liabilities	9,649	12,400

Deferred gain on sale/leaseback of capital assets	425	453
Total liabilities	10,074	12,853

Shareholders’ equity:
Capital stock	38,904	38,870
Contributed surplus	508	442
Retained earnings	4,525	781
Total shareholders’ equity	43,937	40,093
Total liabilities and shareholders’ equity	$54,011	$52,946

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in Canadian $ thousands, except per share data - unaudited)

	Three months ended
	March 31, 2005	March 31, 2004
Revenue:
Product sales	$14,106	$10,891
NRE fees	1,251	1,611
Total revenues	15,357	12,502

Cost of sales:
Cost of product sales	5,697	4,738
Cost of NRE fees	603	825
Total cost of sales	6,300	5,563

Gross profit	9,057	6,939

Operating expenses:
Research and development	2,338	2,038
Selling and marketing	1,567	1,454
General and administration	1,817	1,306
Total operating expenses	5,722	4,798

Operating income	3,335	2,141

Interest income, net	153	53
Other expense	(22)	(41)
Benefit of prior years’ investment tax credits	1,036	—

Income from continuing operations before income taxes	4,502	2,153

Income taxes
Current provision	1,313	12
Future income tax expense (benefit)	(555)	—

Net income	$3,744	$2,141

Net income per share (basic)	$0.45	$0.27

Weighted average shares outstanding (basic)	8,261	7,991

Net income per share (diluted)	$0.43	$0.25

Weighted average shares outstanding (diluted)	8,730	8,588